EXHIBIT NO. 11.1

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2003
	Shares	Earnings Per Share
	(In Thousands)
Basic Weighted Average Shares Outstanding	5,702	$1.20

Diluted
Average Shares Outstanding	5,702
Common Stock Equivalents	19

	5,721	$1.19

	Year Ended December 31, 2002
Basic Weighted Average Shares Outstanding	5,595	$1.03

Diluted
Average Shares Outstanding	5,595
Common Stock Equivalents	15

	5,610	$1.03